

Mail Stop 4546

December 6, 2016

VIA E-mail
Mr. Barclay A. Phillips
Chief Financial Officer
Novavax, Inc.
20 Firstfield Road
Gaithersburg, MD 20878

Re: Novavax, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 9, 2016
File No. 000-26770

Dear Mr. Phillips:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for Quarterly Period Ended September 30, 2016
Notes to the Consolidated Financial Statements (unaudited)
Note 6- Goodwill and Other Intangible Assets, page 11

1. Tell us if you performed an interim goodwill impairment test of your goodwill reporting unit in the third quarter as a result of the clinical trial results for RSV F for older adults and the significant decline in your market capitalization. Refer to ASC 350-20-35-30 and 350-20-35-3C. For any interim impairment test performed, tell us the results of the test and the percentage by which fair value exceeded the carrying value. If no interim impairment test was performed, please tell us how you concluded that there were no triggering events necessitating an impairment test.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants Christine Allen Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance